SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

JAKKS Pacific, Inc.

(Name of Issuer)

Common Stock, $.001 par value per share

(Title of Class of Securities)

47012E106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 47012E106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Asset Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 297,927
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 297,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 47012E106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Southpaw Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 297,927
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 297,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 47012E106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin Wyman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 297,927
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 297,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 47012E106	13G/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Howard Golden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 297,927
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 297,927
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 297,927
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.3%
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) relates to shares of Common Stock, $.001 par value per share (“Common Stock”), of JAKKS Pacific, Inc. (the “Issuer”), and is being filed on behalf of (i) Southpaw Asset Management LP (“Southpaw Management”), a Delaware limited partnership, as the investment manager to a certain private fund (the “Fund”), (ii) Southpaw Holdings LLC (“Southpaw Holdings”), a Delaware limited liability company, as the general partner of Southpaw Management, (iii) Kevin Wyman, a principal of Southpaw Holdings, and (iv) Howard Golden, a principal of Southpaw Holdings (collectively, the “Reporting Persons”). All shares of Common Stock are held by the Fund.

Items 1(b) of the Schedule 13G is amended and restated in its entirety as follows:

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2951 28th Street

Santa Monica, California 90405

Items 4 of the Schedule 13G is amended and restated in its entirety as follows:

Item 4	Ownership.

(a)	The Reporting Persons may be deemed the beneficial owner of 297,927 shares of Common Stock held by the Fund. This amount consists of 297,927 shares of Common Stock receivable upon conversion of presently convertible notes.

(b)	The Reporting Persons may be deemed the beneficial owner of 1.3% of the Issuer’s outstanding shares of Common Stock, which percentage was calculated by dividing 297,927 (the number of shares of Common Stock held by the Fund) by the sum of (i) 22,373,094 (the number of shares of Common Stock outstanding as of November 6, 2015, as reported in the Issuer’s most recent Form 10-Q filed on November 9, 2015) and (ii) 297,927 (the number of shares of Common Stock receivable by upon conversion of presently convertible notes held by the Fund).

(c)	The Reporting Persons have the shared power to vote and dispose of the 297,927 shares of Common Stock held by the Fund.

Items 5 of the Schedule 13G is amended and restated in its entirety as follows:

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2016

Southpaw Asset Management LP

By: Southpaw Holdings LLC, its general partner

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

Southpaw Holdings LLC

By:	/s/ Howard Golden
Name:	Howard Golden
Title:	Managing Member

/s/ Kevin Wyman
Kevin Wyman

/s/ Howard Golden
Howard Golden